UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

STILLWATER MINING COMPANY

(Name of Subject Company (Issuer))

STILLWATER MINING COMPANY

(Name of Filing Persons (Issuer))

1.75% Convertible Senior Notes due 2032

(Title of Class of Securities)

86074Q AL6

(CUSIP Number of Class of Securities)

Michael J. McMullen

Stillwater Mining Company

26 West Dry Creek Circle, Suite 400

Littleton, Colorado 80120

(406) 373-8700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Lucy Schlauch Stark

Holland & Hart LLP

555 Seventeenth Street, Suite 3200

Denver, Colorado 80202

Telephone: (303) 295-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$336,127,520.83	$38,957.18
*	Estimated solely for purposes of calculating the filing fee. The repurchase price of the 1.75% Convertible Senior Notes due 2032 (the “2032 Notes”), as described herein, is calculated as the sum of (i) $335,150,000, representing 100% of the principal amount of the 2032 Notes outstanding as of May 15, 2017, plus (ii) $977,520.83, representing accrued but unpaid interest on the 2032 Notes up to, but excluding, June 15, 2017.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by that certain Indenture, dated as of November 29, 2010 (the “Base Indenture”), by and between Stillwater Mining Company, a Delaware corporation (the “Company”), and Delaware Trust Company, successor to Law Debenture Trust Company of New York, as trustee (the “Trustee”), as amended and supplemented by that certain First Supplemental Indenture, dated as of October 17, 2012 (the “First Supplemental Indenture” and, together with the Base Indenture, as amended and supplemented by that certain First Supplemental Indenture, the “Indenture”), by and between the Company and the Trustee, relating to the Company’s 1.75% Convertible Senior Notes due 2032 (the “2032 Notes”), as further amended and supplemented by that certain Second Supplemental Indenture, dated as of May 4, 2017 (the “Second Supplemental Indenture”), by and between the Company and the Trustee, this Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by the Company with respect to the right of each holder of the Notes (each, a “Holder”), at the Holder’s option, to require the Company to repurchase for cash such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on June 15, 2017 (the “Fundamental Change Repurchase Date”), at a price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest thereon, if any, to, but excluding, the Fundamental Change Repurchase Date, pursuant to the terms and conditions of the Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Reference Property to be Received Upon Conversion, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated May 17, 2017 (as may be amended and supplemented from time to time, the “Notice”), attached hereto as Exhibit (a)(1), the Indenture and the 2032 Notes.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9 and Item 11.

The information set forth in the Notice is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10. Financial Statements

Not applicable.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)	Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Reference Property to be Received Upon Conversion, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated May 17, 2017, to Holders of 1.75% Convertible Senior Notes due 2032

(a)(5)(A)	Notice of Anticipated Merger Effective Date; Notice of Right to Convert, dated April 26, 2017, to Holders of 1.75% Convertible Senior Notes due 2032 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 26, 2017)

(b)	None

(c)	None

(d)(1)	Indenture, dated November 29, 2010, by and between Stillwater Mining Company and Delaware Trust Company, successor to Law Debenture Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 filed by Stillwater Mining Company with the Securities and Exchange Commission on November 29, 2010)

(d)(2)	First Supplemental Indenture, dated as of October 17, 2012, by and between Stillwater Mining Company and Delaware Trust Company, successor to Law Debenture Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Stillwater Mining Company with the Securities and Exchange Commission on October 17, 2012)

(d)(3)	Second Supplemental Indenture, dated as of May 4, 2017, by and between Stillwater Mining Company and Delaware Trust Company, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Stillwater Mining Company with the Securities and Exchange Commission on May 4, 2017)

(d)(4)	Form of 1.75% Convertible Senior Notes due 2032 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Stillwater Mining Company with the Securities and Exchange Commission on October 17, 2012)

(d)(5)	Agreement and Plan of Merger, dated December 9, 2016, by and among Stillwater Mining Company, Sibanye Gold Limited, Thor US Holdco Inc. and Thor Mergco Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Stillwater Mining Company with the Securities and Exchange Commission on December 9, 2016)

(g)	None

(h)	None

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2017

STILLWATER MINING COMPANY

By:	/s/ Michael J. McMullen
Name:	Michael J. McMullen
Title:	CEO and President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Reference Property to be Received Upon Conversion, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated May 17, 2017, to Holders of 1.75% Convertible Senior Notes due 2032

(a)(5)(A)	Notice of Anticipated Merger Effective Date; Notice of Right to Convert, dated April 26, 2017, to Holders of 1.75% Convertible Senior Notes due 2032 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 26, 2017)

(b)	None

(c)	None

(d)(1)	Indenture, dated November 29, 2010, by and between Stillwater Mining Company and Delaware Trust Company, successor to Law Debenture Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 filed by Stillwater Mining Company with the Securities and Exchange Commission on November 29, 2010)

(d)(2)	First Supplemental Indenture, dated as of October 17, 2012, by and between Stillwater Mining Company and Delaware Trust Company, successor to Law Debenture Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Stillwater Mining Company with the Securities and Exchange Commission on October 17, 2012)

(d)(3)	Second Supplemental Indenture, dated as of May 4, 2017, by and between Stillwater Mining Company and Delaware Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Stillwater Mining Company with the Securities and Exchange Commission on May 4, 2017)

(d)(4)	Form of 1.75% Convertible Senior Notes due 2032 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Stillwater Mining Company with the Securities and Exchange Commission on October 17, 2012)

(d)(5)	Agreement and Plan of Merger, dated December 9, 2016, by and among Stillwater Mining Company, Sibanye Gold Limited, Thor US Holdco Inc. and Thor Mergco Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Stillwater Mining Company with the Securities and Exchange Commission on December 9, 2016)

(g)	None

(h)	None